

Mail Stop 4631

August 28, 2017

Via E-Mail
Mr. Michael McLaren
Chief Executive Officer
Xfuels, Inc.
2309 19th Street
Didsbury Alberta Canada
T0M 0W0

> **Re:** **Xfuels, Inc.**
> **Form 10-K**
> **Filed March 24, 2017**
> **No. 333-174304**

Dear Mr. McLaren:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction